SNIPP INTERACTIVE INC.

SNIPP SIGNS THREE YEAR MASTER SERVICE AGREEMENT WITH LEADING

ORGANIC BABY FOODS DIVISION OF A FORTUNE 500 FOOD COMPANY

March 25th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), has signed a three year Master Services Agreement (MSA) with one the world’s leading producers of organic baby and kids food products, which is part of a Fortune 500 company that manufactures a range of high-quality food products including soups, simple meals, snacks and healthy beverages.

The signed agreement formally establishes Snipp as a mobile technology supplier for its range of marketing promotions, rebates and loyalty solutions. Under this agreement, Snipp is working with the company to launch a national program across all US retailers to drive multiple purchases of its products amongst its target ‘modern moms’ segment.

According to Snipp CEO, Atul Sabharwal, “Snipp has successfully executed numerous programs in the consumer foods category, but this is the first program devoted to an exclusively organic brand. Given the target demographic, we are excited to see the results because our platform, which is mobile-first, is the perfect vehicle to target the ‘modern mom’. As mobile becomes the dominant device for shoppers, we are seeing more and more brands looking to leverage mobile to target them. Furthermore, we think there is a huge opportunity in applying our expertise in loyalty solutions towards lifestyle segments (such as organic, healthy eating), which have a core passionate demographic and have been largely underserved.”

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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